

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Linda Bain
Chief Financial Officer
Codiak BioSciences, Inc.
35 CambridgePark Drive, Suite 500
Cambridge, MA 02140

      Re: Codiak BioSciences, Inc.
          Draft Registration Statement on Form S-1
          Filed December 29, 2020
          File No. 377-03967

Dear Ms. Bain:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Margaret Schwartz at 202-551-7153 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Life Sciences

cc: Daniel Lang, Esq.